ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 29, 2020

Enerplus to Report Fourth Quarter and Full-Year 2019 Results & Reserves

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the fourth quarter and full-year 2019 prior to market open on Friday, February 21, 2020. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Fourth Quarter & Year-End 2019 Results Live Conference Call Details
Date: Friday, February 21, 2020
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 587-880-2171 (Alberta)
               1-888-390-0546 (Toll Free)
Conference ID: 95232985
Audiocast: https://event.on24.com/wcc/r/2176880/2A1E6E1D61161621B4188BA9FED0158B

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-764-8677
               1-888-390-0541 (Toll Free)
Passcode: 232985 #

Electronic copies of our 2019 interim and 2018 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation